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                           May 3, 2022

       Michael Otworth
       Chief Executive Officer
       PureCycle Technologies, Inc.
       5950 Hazeltine National Drive, Suite 650
       Orlando, Florida 32822

                                                        Re: PureCycle
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 29,
2022
                                                            File No. 333-264581

       Dear Mr. Otworth:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Joel May